June 11, 2012

Mr. Brian Cascio, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re:	Cubic Corporation
Form 10-K for the fiscal year ended September 30, 2011
Filed November 22, 2011
File No. 001-08931

Dear Mr. Cascio:

Set forth below is the response of Cubic Corporation (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 25, 2012. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.

Form 10-K for the fiscal year ended September 30, 2011

Item 8. Financial Statements

Note 15. Legal Matters, page 63

1.              We reference your response to prior comment 2 in our letter dated May 2, 2012. In addition to the specific matters described in your disclosure, you also make reference to other legal proceedings that are not individually described and for which you have disclosed that, in your view, resolution will not have a material adverse effect on your financial position. If you cannot assess the potential materiality of those other matters to your financial statements, taken a whole, please further clarify for us how your disclosure regarding reasonably possible losses for those un-described matters is complete.

We acknowledge the Staff’s comment and respectfully submit that the other legal proceedings that were referenced in our disclosure were not believed to be material. Specifically, our disclosure related to these legal proceedings is as follows, “We are not a party to any other material pending proceedings and we consider all other matters to be ordinary proceedings incidental to the business.” For those legal proceedings that were referred to, but not individually described in our disclosure, due to the nature and status of these matters, we concluded that we were able to estimate the reasonably possible losses. We did not believe that any reasonably possible losses related to these matters could have a material impact on our financial position, results of operations, or cash flows. As a result, in our future disclosures, if similar circumstances exist, we will modify our disclosures to state that we believe the outcome of these proceedings will not have a material adverse effect on our financial position, results of operations, or cash flows.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Commission from taking any action with respect to our filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in improving the quality of our filings.

Sincerely,

/s/ Mark A. Harrison
Mark A. Harrison
Vice President and Corporate Controller